Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES COMPLETION OF HOOK-CARTER ACQUISITION
AND PURCHASE OF COPPIN LAKE PROPERTY

Toronto, ON – November 7, 2016  Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: NYSE MKT) is pleased to announce that, further to its press release dated October 13, 2016, it has completed the acquisition of an immediate 80% ownership of the Hook-Carter property (“Hook Carter”), from ALX Uranium Corp. (“ALX”) (AL:TSX-V), in exchange for the issuance of 7.5 million common shares of Denison (the “Consideration Shares”). Under the terms of the acquisition, ALX retains a 20% interest in Hook Carter, and Denison agrees to fund ALX’s share of the first CAD$12M in expenditures on the property.

The Consideration Shares are subject to a statutory hold period and will also be subject to an escrow arrangement, whereby 1/6th of the shares will be available to ALX on closing, and a further 1/6th of the shares will be released from escrow in 6 month increments following the closing.

Denison is also pleased to announce the purchase of the Coppin Lake property (“Coppin Lake”) from Areva Resources Canada Inc. and UEX Corporation. Coppin Lake comprises ten mineral claims covering an area of 2,768 hectares in the western portion of the Athabasca Basin region in northern Saskatchewan (see Figure 1). The claims lie between, and are contiguous with, both the Carter East and Carter West blocks of Hook Carter (see Figure 2). The Property also covers approximately five kilometres of prospective strike on the Carter corridor. Under the terms of the Hook Carter acquisition, ALX may elect to acquire an interest in Coppin Lake from Denison that is equal to ALX’s interest in Hook Carter.

Denison's President and CEO, David Cates commented, “We are pleased to have completed these acquisitions, expanding Denison’s project portfolio into the western portion of the Athabasca Basin. We believe these properties represent a unique long-term opportunity for grassroots exploration, along a prolific trend, with the potential to deliver meaningful exploration results and ultimately enhance our diversified portfolio of Athabasca Basin uranium assets.”

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: anticipated ownership interests of Denison and ALX in Hook Carter and Coppin Lake; the acquisition; exploration and evaluation activities, plans and objectives, including the exploration of the western portion of the Athabasca basin; and the potential benefits to Denison and its shareholders of the foregoing.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Denison Mines
N
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Areva operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Hook-Carter
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA
BASIN
Hatchet Lake
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Packrat
Candle
Darby
Jasper Lake
Park Creek
Coppin Lake
Hook-Carter
Epp Lake
Black Bear
West Bear
Marten
Stevenson River
McArthur River
Arrow
Triple R
Mann Lake
Lynx
Wolverine
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake
Russell Lake
Millennium
Centennial
Bachman Lake
Perpete Lake
Crawford Lake
South Dufferin
Ford Lake
Brown Lake
Moore Lake
Key Lake
50 km

Figure 1: Hook Carter and Coppin Lake property location.

N
Denison Mines
Provincial Highway
955
Coppin Lake
Hook-Carter
80% Denison, 20% ALX
Cameco
Areva
Purepoint
CARTER CORRIDOR
PATTERSON LAKE CORRIDOR
DERKSON CORRIDOR
APPROXIMATE
ATHABASCA
BASIN EDGE
DDH DER-04
Spitfire
Arrow
Triple R
NexGen Energy
Fission Uranium
Uranium deposit
Uranium prospect
Mineralized drill hole
5 km

Figure 2: Hook Carter and Coppin Lake geological trends.